Exhibit 99.3

Inter & Co, Inc.

c/o Maples Corporate Services Limited
PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

General

The board of directors (the “Board”) of Inter & Co, Inc. (the “Company” or “we”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on January 4, 2023 at 1 p.m. (São Paulo time). The EGM will be held at the offices of the Company at the Company's headquarters located at Avenida Barbacena, No. 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, and virtually by accessing the following link https://web.lumiagm.com/234117599 (Password: interco2022).

On or about December 5, 2022, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our EGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ri.bancointer.com.br/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on November 30, 2022, São Paulo time (the “Record Date”) are entitled to receive notice of and attend the EGM and any adjournment thereof. No person shall be entitled to vote at the EGM unless it is registered as a shareholder of the Company on the record date for the EGM.

As of the close of business on the Record Date, 401,159,541 Common Shares were issued and outstanding, including 284,122,436 Class A Common Shares and 117,037,105 Class B Common Shares. One or more shareholders holding not less than 25% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the EGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the EGM. The resolutions to be put to the vote at the EGM will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the EGM in accordance with the directions given. If no specific instructions are given in such proxy cards, it will be noted that you have abstained from voting on the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on January 3, 2023 to ensure your representation at our EGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of EGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the EGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the EGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of EGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the EGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares to be able to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the EGM by submitting a written notice of revocation to our Investor Relations Department at ri@bancointer.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the EGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the EGM. If you are not planning to attend our EGM in person, to ensure your representation at our EGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on January 3, 2023.

PROPOSAL 1: THE ADOPTION BY THE COMPANY OF THE FOURTH STOCK AND/OR UNITS OPTION PLAN OF BANCO INTER. S.A (A SUBSIDIARY OF THE COMPANY) (“BANCO INTER”) AND THE PROGRAMS APPROVED THEREUNDER, AS AMENDED TO REFLECT THAT THE RIGHTS THEREUNDER RELATE TO THE ACQUISITION OF CLASS A COMMON SHARES IN THE CAPITAL OF THE COMPANY (THE “BANCO INTER PLAN”), AND THE ASSUMPTION BY THE COMPANY OF THE OBLIGATIONS OF BANCO INTER UNDER THE BANCO INTER PLAN, BE AND IS HEREBY CONFIRMED, RATIFIED AND APPROVED.

We are seeking shareholder approval of the Board’s decision to assume the obligations of Banco Inter S.A (a subsidiary of the Company) (“Banco Inter”) and maintain that the exercise price of stock options granted under Program No. 1 and Program No. 2 of the fourth stock and/or units option plan of Banco Inter (the “Banco Inter Plan”) (the “Affected Options”) to certain officers and employees of Banco Inter and its subsidiaries under the Banco Inter Plan be denominated in Brazilian Real (the “BRL Strike Convention”). The Board believes maintaining an exercise in the Brazilian Real (“BRL”) is consistent with the original grant terms of the Affected Options, but acknowledges that such a determination – and any exchange rate fluctuations between the United States Dollar (“USD”) and the BRL that will occur following such determination – could be considered under the Nasdaq Global Select Market (“Nasdaq”) listing rules to be a material benefit to holders of the Affected Options or a reduction of the exercise price of the Affected Options, as further discussed below. Therefore, to enhance transparency to shareholders the Board is seeking shareholder approval to maintain the BRL Strike Convention for all Affected Options.

As per the Material Fact notice published by Banco Inter on June 20, 2022, Banco Inter’s corporate reorganization which migrated its shareholder base, then trading on B3 - Brasil, Bolsa, Balcão (“B3”), to the Company, was completed. As a result of the reorganization, the Company’s Class A Shares are now listed on Nasdaq and it currently has Level II depositary receipts backed by its Class A Shares traded on B3 (“BDRs”). Securities listed on Nasdaq are traded in USD. If the exercise price of the Affected Options is maintained in BRL, and if the USD gains strength against BRL in the future, holders of Affected Options could be viewed as materially benefiting from having an exercise price fixed in BRL and/or Nasdaq may view such a currency depreciation as a reduction in the exercise price of the option. For this reason, we are seeking shareholder approval on a protective basis.

The Board has determined that keeping the exercise price of the stock options in BRL is in the best interests of the Company, Banco Inter, and their respective subsidiaries in order to retain and motivate holders of the Affected Options. The Board took into consideration that the Company’s businesses are concentrated in Brazil, most of the trading of the BDRs occurs in Brazil, and the majority of the holders of stock options are residents of Brazil. After carefully considering the impact of the BRL Strike Convention to the Company’s shareholders, the Company, Banco Inter, and their respective subsidiaries, the Board approved the BRL Strike Convention, subject to approval, on a protective basis, by the Company’s shareholders. The Board recommends that the shareholders approve the BRL Strike Convention.

The options subject to the BRL Strike Convention were granted from February 6, 2018 to present day. The current Exercise Price of the stock options under Program No. 1 is BRL $1.80 (one real and eighty cents) (ex-dividends) and under Program No. 2 is BRL $21.50 (twenty-one reais and fifty cents). The BRL Strike Convention, if approved by the shareholders, would not cause a change to the vesting schedule or any other terms and conditions of the Affected Options.

PROPOSAL 2: THE REPRICING OF THE EXERCISE PRICE OF THE EQUITY AWARDS OUTSTANDING UNDER PROGRAM NO. 3 OF THE BANCO INTER PLAN FROM BRL $24.23 TO BRL $15.50, BEING THE (A) AVERAGE CLOSING PRICE OF THE CLASS A COMMON SHARES IN THE CAPITAL OF THE COMPANY ON THE NASDAQ GLOBAL SELECT MARKET FROM JUNE 23, 2022 TO AUGUST 4, 2022, MULTIPLIED BY (B) THE AVERAGE BRL/USD EXCHANGE RATE PER DAY FROM JUNE 23, 2022 TO AUGUST 4, 2022, BE AND IS HEREBY CONFIRMED, RATIFIED AND APPROVED

We are seeking shareholder approval of the BRL Strike Convention and a one-time repricing (the “Option Repricing”) of stock options granted under Program No. 3 to certain officers and employees of Banco Inter and its subsidiaries under the Banco Inter Plan. The Banco Inter Plan was originally approved by the Board of Directors of Banco Inter on January 31, 2022.

The Board has determined that the BRL Strike Convention and Option Repricing is in the best interests of the Company, Banco Inter, and their respective subsidiaries in order to promote employee retention in a competitive labor market, while maintaining efficiency in the Company’s equity-based incentive program. The Board has determined that adverse changes in the market price of the Company’s common shares since the stock options subject to the Option Repricing were granted could materially interfere with the Company’s efforts to retain the service of its existing officers and employees. Currently, all stock options subject to the Option Repricing are underwater, and as such risk no longer serving their purpose of aligning the interests of the Company’s officers and employees with those of the Company’s shareholders. Further, retaining underwater options may cause holders of these options to be prone to excessive risk-taking, as option holders would only yield value from these instruments if the Company’s share price materially appreciates, yet do not suffer incremental downside risk if the Company’s share price falls. Additionally, when compared to other retention-driven initiatives, such as supplementing the stock options subject to the Option Repricing with additional cash or equity-based incentive compensation, the Board believes that conducting the Option Repricing will accomplish the Company’s retention and incentive goals while minimizing shareholder dilution and incremental cash expenditures.

After carefully considering the impact of the Option Repricing to the Company’s shareholders, the Company, Banco Inter, and their respective subsidiaries, the Board approved the Option Repricing, subject to approval by the Company’s shareholders. The Board recommends that the shareholders approve the Option Repricing.

The options subject to the Option Repricing were granted on January 31, 2022, and currently have an exercise price of BRL $24.23 (twenty-four Brazilian Reais and twenty-three cents) per unit underlying the option, formed by one (1) common share and two (2) preferred shares of Banco Inter (the “Eligible Options”). If the Option Repricing is approved, all Eligible Options will be repriced to BRL $15.50 (fifteen Brazilian Reais and fifty cents), which is equal to (A) the average closing price of the Class A Common Shares in the capital of the Company on Nasdaq from June 23, 2022 to August 4, 2022 multiplied by (B) the average BRL/USD exchange rate per day from June 23, 2022 to August 4, 2022. The Company selected this revised exercise price to promote direct alignment with Company shareholders that acquired shares of the Company in connection with its initial NASDAQ listing. The Option Repricing, if approved by the shareholders, would not cause a change to the vesting schedule or any other terms and conditions of the Eligible Options.

PROPOSAL 3: THE ADOPTION BY THE COMPANY OF THE 2022 OMNIBUS PLAN (THE “OMNIBUS PLAN”) BE AND IS HEREBY CONFIRMED, RATIFIED AND APPROVED

We are seeking shareholder approval of the Inter & Co, Inc 2022 Omnibus Incentive Plan (the “Omnibus Plan”). The Company currently maintains Program No. 1, Program No. 2 and Program No. 3 under the Banco Inter Plan. The Banco Inter Plan will remain in full force and effect following the Effective Date with respect to awards outstanding under the Banco Inter Plan as of the Effective Date, and all awards under the Banco Inter Plan that are outstanding as of the Effective Date will continue to be governed by the terms, conditions and procedures set forth in the Banco Inter Plan and any applicable award agreement, as may be amended from time to time. The primary purpose of the Omnibus Plan is to continue to provide equity-based incentive compensation to attract, retain and motivate the Company’s officers, key employees, consultants and directors and to continue to align the interests of participants to those of the Company’s shareholders.

The Board has determined that approval of the Omnibus Plan is necessary to allow the Company to continue to make long-term incentive awards and other equity awards going forward. Accordingly, the Board adopted the Omnibus Plan, to be effective upon shareholder approval, in order to increase the number of shares of common shares available for future grants, as described below. At the EGM, the shareholders will be asked to approve the Omnibus Plan. If approved by the shareholders, up to 10,028,988 shares of the Class A Common Shares, par value $0.0000025 per share, will be available for awards under the Omnibus Plan (subject to the share recycling and adjustment provisions of the Omnibus Plan described below). If the proposed Omnibus Plan is not approved by shareholders, then the Banco Inter Plan will remain in full force and effect. Whether the Omnibus Plan is approved by shareholders or not, each award granted under the Banco Inter Plan will continue to be subject to the terms and provisions applicable to such award under the applicable award agreement and the Banco Inter Plan.

Background and Purpose for Adopting the Omnibus Plan

If the Omnibus Plan is approved by the shareholders, up to 10,028,988 Shares (which is equivalent to approximately 2.5% of the number of Shares of the Company outstanding as of the date hereof) will be authorized for issuance thereunder, subject to the share recycling and adjustment provisions of the Omnibus Plan. In the event that the shareholders do not approve the Omnibus Plan at the EGM, awards may continue to be granted under the Banco Inter Plan.

The Omnibus Plan has been uploaded to the Company's website and can be accessed, free of charge, by accessing the following link https://ri.bancointer.com.br/en/ or by contacting the Company’s Investor Relations Department by email at ri@bancointer.com.br. If the Omnibus Plan is approved by shareholders, we intend to file, pursuant to the Securities Act, a registration statement on Form S-8 to register the Class A Common Shares available for issuance under the Omnibus Plan.

Summary of the Omnibus Plan

A summary of the material terms of the Omnibus Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the Omnibus Plan and is qualified in its entirety by reference to the Omnibus Plan, which is incorporated by reference into this Proposal No. 4. Defined Terms that are used herein and not otherwise defined shall have the meaning assigned to them in the Omnibus Plan.

The purpose of the Omnibus Plan is to promote the interests and those of the shareholders by providing participants with cash and equity-based incentive awards to encourage them to deliver outcomes and/or continue in the service of the Company. The Omnibus Plan provides for potential grants of: (i) options, all of which constitute non-qualified stock options, (ii) restricted stock and RSUs, (iii) other share-based awards, including SARs, phantom stock, restricted shares, performance shares, deferred share units, and share-denominated performance units, and (iv) substitute awards (together, the “Awards”).

Key features of the Omnibus Plan include:

•	No automatic Award grants are promised to any eligible individual;

•	The Administrator has the power to accelerate vesting, waive forfeiture conditions and modify or adjust an Award in connection with a change in control;

•	A five-year term;

•	Awards are subject to potential recoupment pursuant to any recoupment policy adopted by the Company; and

•	Awards are generally nontransferable.

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Plan, a total of 10,028,988 Shares have been initially reserved for issuance pursuant to awards under the Omnibus Plan. If Shares are withheld to pay the exercise price of an option or base price of a share appreciation right or to satisfy any tax withholding requirement in connection with an option or share appreciation right, the Class A Common Shares withheld will be treated as not issued and will continue to be available under the Omnibus Plan for future Awards. Any Shares subject to an Award under the Omnibus Plan that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the Award related will again be available for issuance under Omnibus Plan. Shares subject to an Award under the Omnibus Plan will again be made available for issuance or delivery under the Omnibus Plan if such Shares are Shares covered by Awards of RSUs or other share-based Awards that were withheld by the Company to satisfy any tax withholding obligation.

Administration

The Omnibus Plan will be administered by the Board or a committee appointed by the Board to administer the plan (the “Administrator”). The Administrator will have full discretionary authority to administer the Omnibus Plan, including discretionary authority to interpret and construe any and all provisions of the Omnibus Plan and any Award agreement thereunder, and to adopt, amend and rescind from time to time such rules and regulations for the administration of the Omnibus Plan, including rules and regulations related to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws, as the Administrator may deem necessary or appropriate. Decisions of the Administrator will be final, binding and conclusive on all parties. The Administrator may exercise all discretion granted to it under the Omnibus Plan in a non-uniform manner among participants. Additionally, the Administrator may delegate the administration of the Omnibus Plan to one or more officers or employees of the Company, though, in no case will any such administrator be authorized (i) to take any action inconsistent with Section 409A of the Code with respect to any Award subject to such provision or (ii) to take any action inconsistent with applicable law.

Eligibility

Employees, consultants and non-employee directors of the Company and its affiliates are eligible to receive awards under the Omnibus Plan. Eligible individuals to whom an Award is granted under the Omnibus Plan are referred to as “Participants”. As of November 30, 2022, the Company and its affiliates have approximately 512 (five hundred and twelve) employees, 2 (two) consultants, and 8 (eight) non-employee directors eligible to participate in the Omnibus Plan.

Non-Employee Director Compensation Limits

The sum of the grant date fair value of the Awards and the amount of any cash-based payments that may be granted to a Participant of the Omnibus Plan who is eligible to participate in the Omnibus Plan solely by virtue of service as a non-employee member of the Board during any calendar year may not exceed $750,000 (the “Director Grant Limit”), which will be increased on the first day of each calendar year beginning with (and including) January 1, 2023 and ending with (and including) January 1, 2028, in an amount equal to the lesser of (i) the Director Grant Limit for the immediately preceding calendar year multiplied by the consumer price index of Brazil for the immediately preceding calendar year and (ii) an amount determined by the Administrator.

Types of Awards

Options. An option represents the right to purchase Shares at a fixed exercise price. We may grant options to eligible persons. The exercise price of each option granted under the Omnibus Plan will be stated in the option agreement and may vary. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator determines the methods and form of payment for the exercise price of an option and the methods and forms in which the Class A Common Shares will be delivered to a Participant.

RSUs. A RSU is an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions. The Administrator may condition the grant or vesting of RSUs upon the attainment of specified performance goals or such other factors as the Administrator may determine in its sole discretion. The Administrator may determine that a grant of RSUs will provide a Participant a right to receive dividend equivalents, which entitles the Participant to receive the equivalent value (in cash or Shares) of dividends paid on Shares. Dividend equivalent rights will be credited to an account for the Participant, settled in cash or Shares, and subject to the same restrictions on transferability and forfeitability as the RSUs with respect to which the dividend equivalent rights are granted and subject to other terms and conditions as set forth in the applicable Award agreement.

Share Appreciation Rights. A share appreciation right is the right to receive an amount equal to the excess of the fair market value of one Share on the date of exercise over the grant price of the share appreciation right. The Administrator has the discretion to determine other terms and conditions of a share appreciation right award.

Restricted Shares Awards. A restricted share award is a grant of Shares subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable Award agreement, the holder of a restricted share award has rights as a shareholder, including the right to vote the Class A Common Shares subject to the restricted share award or to receive dividends on the Class A Common Shares subject to the restricted share award during the restriction period. The Administrator may determine on what terms and conditions the Participant will be entitled to dividends payable on the shares of restricted shares; provided, however, that such dividends will be payable to the Participant only, if, when and to the extent such underlying restricted shares vest.

Other Awards. Other awards may be cash-based (including annual incentive awards), equity-based or equity-related awards. Other awards may involve the transfer of actual Shares, be subject to performance-based and/or service-based conditions, be in the form of share appreciation rights, phantom stock, restricted share awards, restricted share units, performance shares, deferred share units or share-denominated performance units (other than RSUs). The Committee may from time to time grant other share-based awards in such amounts and on such terms as it may determine, subject to the terms and conditions set forth in the Omnibus Plan.

Substitute Awards. A substitute award is an Award that results from the assumption of, or are in substitution for, outstanding awards previously granted by a company or other entity acquired, directly or indirectly, by the Company or one of its subsidiaries or with which the Company or one of its subsidiaries combines.

Certain Transactions

In the event of any share dividend or subdivision, recapitalization, merger, consolidation, combination or exchange of Shares, spin-off or similar corporate change or extraordinary cash dividend, the maximum aggregate number of Shares with respect to which the Administrator may grant Awards, the number of Shares subject to Awards, the exercise price of any option or base price of any share appreciation right and the applicable performance targets or criteria will be equitably adjusted or substituted by the Administrator to prevent enlargement or reduction in rights granted under the Award. In the event of any change in the number of Shares outstanding by reason of any other event or transaction, the Administrator will, to the extent deemed appropriate by the Administrator, make such adjustments to the type or number of Shares with respect to which Awards may be granted and/or to the number of Shares subject to Awards.

In addition, the terms of any option or share appreciation right may be amended, after the date of grant and with Board approval, to (i) reduce the exercise price of any option or share appreciation right issued under the Omnibus Plan, (ii) issue any new Awards in substitution for outstanding options or share appreciation rights previously granted to Participants, including if the action would be considered a repricing, (iii) permit the Company to purchase any option or share appreciation right issued under the Omnibus Plan, or (iv) otherwise provide a material increase in benefits to any holder of any option or share appreciation right.

Change in Control

In the event of a Change in Control (defined below), the Administrator, acting in its sole discretion without the consent or approval of any holder, may accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an Award), and may also effect one or more of the following alternatives, which may vary among individual holders and which may vary among Awards held by any individual holder: (a) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Administrator, after which specified date all unexercised Awards and all rights of holders thereunder shall terminate; (b) redeem in whole or in part outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable) as of a date, specified by the Administrator, in which event the Administrator shall thereupon cancel such Awards and pay to each holder an amount of cash or other consideration per Award (other than a dividend equivalent or cash-based other award, which the Administrator may separately require to be surrendered in exchange for cash or other consideration determined by the Administrator in its discretion) equal to the Change in Control price, less the exercise price with respect to an option and less the grant price with respect to a share appreciation right, as applicable to such Awards; provided, however, that to the extent the exercise price of an option or the grant price of a share appreciation right exceeds the Change in Control price, such Award may be cancelled for no consideration; (c) cancel Awards that remain subject to a restricted period as of the date of a Change in Control or other such event without payment of any consideration to the Participant for such Awards; or (d) make such adjustments to Awards then outstanding as the Administrator deems appropriate to reflect such Change in Control or other such event (including the substitution, assumption, or continuation of Awards by the successor company or a parent or subsidiary thereof).

For purposes of the Omnibus Plan, the term “Change in Control” is defined as the occurrence of any of the following events: (i) an Acquiror acquires ownership of shares of the Company that, together with shares held by such acquiror, constitutes more than 50% of the total fair market value or total voting power of the shares of the Company; (ii) any merger, consolidation or other business combination transaction of the Company with or into an acquiror; (iii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of each appointment or election; or (iv) an acquiror acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such acquiror) all or substantially all of the Company’s assets.

Recoupment

Notwithstanding anything in the Omnibus Plan or in any Award agreement to the contrary, the Company will be entitled to the extent required by (i) applicable law, (ii) the requirements of an exchange on which the Company’s Shares are listed for trading or (iii) any policy adopted by the Company, in each case, as in effect from time to time to recoup compensation of whatever kind paid by the Company at any time to a Participant under the Omnibus Plan.

Plan Amendment and Termination

The Board may at any time amend or terminate the Omnibus Plan; provided, however, that the Participant’s consent is required to amend or terminate the Plan if such amendment or termination would materially and adversely affect the rights of any Participant under any outstanding Award. The preceding sentence will not restrict the Administrator’s ability to exercise its discretionary authority under the Omnibus Plan, which discretion may be exercised without amendment to the Omnibus Plan. No grants of Awards may be made under the Omnibus Plan after the tenth anniversary of the date upon which the Omnibus Plan was approved by the Company’s shareholders.

Section 409A of the Code

Certain types of awards under the Omnibus Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Omnibus Plan and awards granted under the Omnibus Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Omnibus Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO RECIPIENTS OF AWARDS UNDER THE Omnibus Plan. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.

New Plan Benefits

Grants of Awards under the Omnibus Plan to the Company’s executive officers, non-executive directors and other eligible Participants are subject to the discretion of the Administrator. Other than the grants specifically set forth below, it is not possible to determine additional future benefits that will be received by these Participants under the Omnibus Plan. For the grants marked with an asterisk (*), the Dollar Value has been calculated by multiplying the number of Shares available pursuant to the Award by 2.26, being the closing price of the Company as of November 28, 2022 (rounded up to the nearest whole Share).

Name and Position	Dollar Value ($)		Number of Shares
Proton Partners LLC	200,000,000		52,083,333
Aloísio de Oliveira Soares Matos Filho, executive (not an officer) – RSU Inter&Co Payments, Inc (USEND)	582,764	*	257,860
Fernando Fayzano, CEO and CFO – RSU Inter&Co Payments, Inc (USEND)	582,764	*	257,860
Claudia Urjel, Chief Compliance Officer – RSU Inter&Co Payments, Inc (USEND)	582,764	*	257,860
Eliran Grushkowsy, Chief Operating and Technology Officer – RSU Inter&Co Payments, Inc (USEND)	582,764	*	257,860
Ana Luiza Silva Rodrigues, executive (not an officer) – RSU Inter Seguros	24,408	*	10,800
Túlio da Silveira Campos, executive (not an officer) – RSU Inter Seguros	24,408	*	10,800
TOTAL	202,379,872		53,136,373

Consequences of Failing to Approve the Proposal

If the Omnibus Plan is not approved by shareholders, the Omnibus Plan will not become effective and no Awards will be granted under the Omnibus Plan, and the Banco Inter Plan will continue in full force and effect in accordance with its terms. Once the share reserve under the Banco Inter Plan is exhausted, the Company may elect to provide compensation through other means, such as cash-settled awards or other cash compensation, to assure that the Company and its affiliates can attract and retain qualified personnel.